Report of Independent Accountants


To the Board of Directors of
Lernoult Investment Fund, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Lernoult Investment Fund, Inc. (the "Fund") was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of
December 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the year ended December 31, 1998;

* Roll forward of securities held at December 31, 1998 and subsequent review of the disposal of all securities.

* Reconciliation of all securities and investments to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.


In our opinion, management's assertion that Lernoult Investment Fund, Inc. was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, with respect to securities and similar investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Lernoult Investment Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


Ernst & Young, LLP

Detroit, Michigan
February 12, 1999







                                     LERNOULT INVESTMENT FUND, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.69%

                   BUILDING MATERIALS

       8,800  GEORGIA PACIFIC CORP                            515,350.00
     138,200  HOME DEPOT                                    8,456,112.50

      31,200  MASCO CORP                                      897,000.00

                   INDUSTRIAL CHEMICALS

      16,800  PPG INDUS INC                                   978,600.00

                   TOTAL BUILDING AND CONSTRUCTION        $10,847,062.50


   CHEMICALS AND DRUGS                             15.82%

                   CHEMICALS

      21,400  DOW CHEMICAL CO                               1,946,062.50
     107,000  DUPONT DENEMOURS & CO                         5,677,687.50

       7,400  EASTMAN CHEMICAL                                331,150.00

                   DRUGS

     144,600  ABBOT LABS                                    7,085,400.00
       8,100  ALZA CORP CL A                                  423,225.00
     122,800  AMERICAN HOME PRODUCTS                        6,915,175.00

      94,000  BRISTOL MYERS SQUIBB CO                      12,578,375.00
     104,900  LILLY ELI & CO                                9,322,987.50
     113,300  MERCK & CO., INC                             16,732,993.75

     122,200  PFIZER INC                                   15,328,462.50
      48,000  PHARMACIA & UPJOHN INC                        2,718,000.00
     138,400  SCHERING PLOUGH                               7,646,600.00

      77,100  WARNER-LAMBERT                                5,796,956.25

                   COSMETICS

      25,000  AVON PRODUCTS INC                             1,106,250.00
      10,300  INTL FLAVORS & FRAGRANCES                       455,131.25

                   HEALTH PRODUCTS/CARE

      26,500  BAXTER INTL INC.                              1,704,281.25
     105,800  GILLETTE CO                                   5,111,462.50

      28,900  TENET HEALTHCARE CORP                           758,625.00

                         TOTAL CHEMICALS AND DRUGS       $101,638,825.00


   CONSUMER PRODUCTS                               12.82%

                   CONFECTIONS AND BEVERAGES

      46,300  ANHEUSER-BUSCH COS                            3,038,437.50
     233,800  COCA COLA CO                                 15,635,375.00

     143,400  PEPSICO INC                                   5,870,437.50

                   PACKAGED FOOD

      43,100  CAMPBELL SOUP CO                              2,370,500.00

      44,900  CONAGRA                                       1,414,350.00
      34,500  HEINZ H J CO                                  1,953,562.50

      38,800  KELLOGG CO                                    1,324,050.00
     229,200  PHILLIP MORRIS CO INC                        12,262,200.00
      13,100  QUAKER OATS CO                                  779,450.00

      89,400  SARA LEE CORP                                 2,519,962.50
       4,310  VLASIC FOODS INTL                               102,631.88

                   PAPER

      28,600  INTERNATIONAL PAPER CO                        1,281,637.50
      52,500  KIMBERLY CLARK CORP                           2,861,250.00

      18,900  WEYERHAEUSER CO                                 960,356.25

                   PRINTING AND PUBLISHING

      26,800  GANNETT CO., INC                              1,728,600.00
       9,400  MCGRAW-HILL COMPANIES INC                       957,625.00
     103,800  TIME WARNER INC                               6,442,087.50


                   OTHER CONSUMER PRODUCTS
      28,000  COLGATE PALMOLIVE CO                          2,600,500.00

      38,600  MINNESOTA MNG & MFR                           2,745,425.00
     126,900  PROCTER & GAMBLE CO                          11,587,556.25
      17,400  UST INC                                         606,825.00


                   PHOTOGRAPHY
      30,700  EASTMAN KODAK CO.                             2,210,400.00


                   APPAREL
      27,500  NIKE INC CL B                                 1,115,468.75


                           TOTAL CONSUMER PRODUCTS        $82,368,688.13


   DURABLE GOODS                                   22.17%

                   AEROSPACE-AIRCRAFT

      94,500  BOEING CO                                     3,083,062.50
      18,400  LOCKHEED MARTIN CORP                          1,559,400.00
      15,500  TEXTRON INC                                   1,177,031.25

      22,000  UNITED TECHNOLOGIES CORP                      2,392,500.00

                   AGRICULTURAL MACHINERY

      35,200  CATERPILLAR INC                               1,619,200.00
      23,600  DEERE & CO                                      781,750.00

                   AUTOMOBILE AND PARTS

      23,320  DAIMLERCHRYSLER AG                            2,240,177.50
     113,400  FORD MTR CO                                   6,655,162.50

      65,000  GENERAL MTRS CORP                             4,651,562.50
      16,900  GENUINE PARTS CO                                565,093.75
      16,100  TENNECO INC                                     548,406.25

      11,600  TRW INC                                         651,775.00

                   ELECTRICAL

      20,800  AMP INC                                       1,082,900.00
      41,900  EMERSON ELEC CO                               2,534,950.00
      12,000  HONEYWELL INC                                   903,750.00


                   ELECTRONICS
       7,300  EATON CORP                                      516,018.75

     309,300  GENERAL ELECTRIC CO                          31,567,931.25

      15,000  GENERAL MILLS INC                             1,166,250.00
     154,600  INTEL CORP                                   18,329,762.50

      56,400  MOTOROLA INC                                  3,443,925.00

                   INDUSTRIAL MACHINERY

      11,400  COOPER INDUS INC                                543,637.50

                   OFFICE EQUIPMENT AND SUPPLIES

      91,900  IBM COMMON                                   16,978,525.00
      27,400  PITNEY BOWES INC                              1,810,112.50
      30,800  XEROX CORP.                                   3,634,400.00


                   RUBBER
      14,800  GOODYEAR TIRE & RUBBER                          746,475.00


                   OTHER DURABLE GOODS
      53,300  ALLIED-SIGNAL INC                             2,361,856.25

      21,800  CORNING INCORPORATED                            981,000.00

                   COMPUTERS AND SOFTWARE

      28,300  AUTOMATIC DATA PROC                           2,269,306.25
     143,100  COMPAQ COMPUTER CORP                          6,001,256.25
      98,300  HEWLETT PACKARD CO                            6,715,118.75

      20,200  UNISYS CORP                                     695,637.50

                   TELECOMMUNICATIONS

     123,000  LUCENT TECHNOLOGIES INC                      13,530,000.00
      31,200  SPRINT CORP PCS GROUP                           721,500.00


                               TOTAL DURABLE GOODS       $142,459,433.75

   FINANCIAL                                       17.99%


                   BANKS
      71,200  BANK NEW YORK INC                             2,865,800.00

      27,400  BANKBOSTON CORPORATION                        1,066,887.50
       9,300  BANKERS TR NY CORP                              794,568.75
      79,600  CHASE MANHATTAN CORP NEW                      5,417,775.00

      79,994  FIRST UNION CORP                              4,864,635.13
      51,600  FLEET FINANCIAL GROUP INC                     2,305,875.00
      19,910  HUNTINGTON BANCSHARES INC                       598,544.38

      41,500  KEYCORP                                       1,328,000.00
      71,100  MBNA CORP                                     1,773,056.25
      24,100  MELLON BANK CORP                              1,656,875.00

      16,800  MORGAN J P & CO                               1,765,050.00
      20,000  NATIONAL CITY CORP                            1,450,000.00
      19,900  SUNTRUST BANKS INC                            1,522,350.00

      69,600  U.S. BANCORP                                  2,470,800.00
      17,600  WACHOVIA CORP                                 1,538,900.00
      36,450  WASHINGTON MUTUAL INC                         1,391,934.38

     153,400  WELLS FARGO COMPANY NEW                       6,126,412.50

                   FINANCE COMPANIES

      43,900  AMERICAN EXPRESS CO                           4,488,775.00
      59,440  ASSOCIATES FIRST CAPITAL                      2,518,770.00
      65,700  FED HOME LN MTG CORP                          4,233,543.75

     100,300  FEDERAL NATL MTGE ASSN                        7,422,200.00
      30,300  HOUSEHOLD INTL CORP                           1,200,637.50
      56,000  MORGAN ST DE WTR DISC                         3,976,000.00

      28,800  PNC FINANCIAL                                 1,558,800.00


                   HOLDING COMPANY

     105,550  BANK ONE CORP                                 5,389,646.88
     163,019  BANKAMERICA CORP NEW                          9,801,517.38
     216,400  CITIGROUP INC                                10,711,800.00


                   FIRE AND CASUALTY INSURANCE
      16,100  CHUBB CORP                                    1,044,487.50

      13,300  SAFECO CORP                                     571,068.75

                   INSURANCE

      81,000  ALLSTATE CORP.                                3,128,625.00
      99,450  AMERICAN INTL GROUP                           9,609,356.25
      15,900  AON CORP                                        880,462.50

      21,000  CIGNA CORP                                    1,623,562.50
      22,400  HARTFORD FINANCIAL SVCS                       1,229,200.00
      24,150  MARSH & MCLENNAN CO.                          1,411,265.63

      15,800  ST PAUL COS INC                                 549,050.00

                   LIFE INSURANCE

      24,000  AMERICAN GENERAL CORP                         1,872,000.00
       9,700  LINCOLN NATL CORP IND                           793,581.25

                   BROKERAGE

      31,500  MERRILL LYNCH & CO                            2,102,625.00

                   MISCELLANEOUS

      16,100  DUN & BRADSTREET CORP NEW                       508,156.25


                                   TOTAL FINANCIAL       $115,562,595.03

   METALS AND MINING                                0.21%


                   ALUMINUM
      15,300  ALUMINUM CO AMER                              1,140,806.25


                   OTHER METALS
      18,300  FREEPORT-MCMORAN COPPER-B                       191,006.25


                           TOTAL METALS AND MINING         $1,331,812.50


   OIL-ENERGY                                       6.78%

                   OIL & GAS PRODUCERS

      92,000  AMOCO CORP                                    5,428,000.00
      32,000  OCCIDENTAL PETROLEUM                            540,000.00
      27,300  USX-MARTHON GROUP COM NEW                       822,412.50


                   NATURAL RESOURCES
      30,200  WILLIAMS COS INC-DEL                            941,862.50


                   OIL - DOMESTIC
      24,900  PHILLIPS PETE CO                              1,061,362.50

      23,300  UNOCAL CORP                                     680,068.75

                   OIL - INTERNATIONAL

      30,300  ATLANTIC RICHFIELD CO                         1,977,075.00
      62,100  CHEVRON CORP                                  5,150,418.75
     233,100  EXXON CORP.                                  17,045,437.50

      74,100  MOBIL CORP                                    6,455,962.50

      51,800  TEXACO INC                                    2,738,925.00

                   MISCELLANEOUS

      21,800  FIRSTENERGY CORP                                709,862.50


                                  TOTAL OIL-ENERGY        $43,551,387.50

   RETAIL                                           4.00%


                   DEPARTMENT STORES
      41,400  DAYTON HUDSON CORP                            2,245,950.00

      46,100  K MART                                          705,906.25
      21,900  MAY DEPT STORES CO                            1,322,212.50
      23,600  PENNEY JC INC                                 1,106,250.00

      37,100  SEARS ROEBUCK & CO                            1,576,750.00

                   GROCERY

      23,200  ALBERTSON'S INC                               1,477,550.00

                   OTHER RETAIL

     212,300  WAL MART STORES INC                          17,289,181.25

                                      TOTAL RETAIL        $25,723,800.00


   UTILITIES                                       11.45%

                   ELECTRIC

      17,900  AMERICAN ELEC PWR INC                           842,418.75
      14,000  BALTIMORE GAS & ELEC                            432,250.00

      14,200  CAROLINA PWR & LT CO                            668,287.50
      20,100  CENTRAL & SOUTH WEST CORP                       551,493.75
      14,900  CINERGY CORP                                    512,187.50

      22,200  CONSOLIDATED EDISON INC                       1,173,825.00
      18,300  DOMINION RES INC-VA                             855,525.00
      13,700  DTE ENERGY CO                                   587,387.50

      34,000  DUKE POWER CO                                 2,178,125.00
      36,100  EDISON INTERNATIONAL                          1,006,287.50
      23,100  ENTERGY CORP NEW                                718,987.50

      17,200  FPL GROUP INC                                 1,059,950.00
      12,000  GPU INC                                         530,250.00
      26,700  HOUSTON INDS INC                                857,737.50

      13,700  NIAGARA MOHAWK PWR                              220,912.50
      14,000  NORTHERN STS PWR CO                             388,500.00
      14,300  P P & L RESOURCES INC                           398,612.50

      28,000  PACIFICORP                                      589,750.00
      21,000  PECO ENERGY CO                                  874,125.00
      41,400  PG&E CORP                                     1,304,100.00

      21,900  PUBLIC SVC ENTERPRISE GRP                       876,000.00
      65,200  SOUTHERN CO                                   1,894,875.00
      20,500  UNICOM CORPORATION                              790,531.25


                   GAS
       9,000  CONSOLIDATED NATL GAS                           486,000.00

      23,300  TEXAS UTILITIES CO                            1,087,818.75

                   TELEPHONE

     153,500  A T & T                                      11,550,875.00
      17,400  ALLTEL CORP                                   1,040,737.50
     103,500  AMERITECH CORP NEW                            6,559,312.50

     146,800  BELL ATLANTIC CORP                            7,780,400.00

     187,400  BELLSOUTH CORP                                9,346,575.00
      29,400  ENRON CORP                                    1,677,637.50

      15,500  FRONTIER CORP                                   527,000.00
      90,500  GTE CORP                                      5,882,500.00
      40,600  SPRINT CORP                                   3,415,475.00

      45,700  US WEST INC (NEW)                             2,953,362.50

                   WASTE DESPOSAL

      18,300  BROWNING FERRIS IND                             520,406.25
      31,175  WASTE MANAGEMENT INC NEW                      1,453,534.38


                                   TOTAL UTILITIES        $73,593,753.13

   MISCELLANEOUS                                    6.01%


                   BROADCAST/COMMUNICATIONS
      67,200  CBS CORP                                      2,200,800.00

     191,400  DISNEY WALT CO                                5,742,000.00

                   BUSINESS SERVICES

      76,600  CENDANT CORP                                  1,460,187.50

                   FOOD SERVICE

      65,100  MCDONALDS CORP                                4,988,287.50

                   MED SERV & SUPPLIES

      15,500  HUMANA INC                                      276,093.75

                   TRANSPORTATION

      17,200  AMR CORP                                      1,021,250.00
      44,400  BURLINGTON NRTHN SANTA FE                     1,498,500.00
      20,600  CSX CORP                                        854,900.00

      35,600  NORFOLK SOUTHERN CORP                         1,128,075.00
      23,400  UNION PACIFIC CORP                            1,054,462.50

                   MISCELLANEOUS

     127,100  JOHNSON & JOHNSON                            10,660,512.50
       3,220  RH DONNELLEY CORP                                46,891.25


                   TELECOMMUNICATIONS
     143,200  SBC COMMUNICATIONS INC                        7,679,100.00


                               TOTAL MISCELLANEOUS        $38,611,060.00


                                        TOTAL COMMON STOCK      $635,688,417.54

OTHER

                                                    1.06%

                   CASH EQUIVALENTS

   6,805,578  AIM SHORT TERM INV SER 2                      6,805,578.18


                                            TOTAL          $6,805,578.18


                                               TOTAL OTHER        $6,805,578.18








            TOTAL INVESTMENTS -                100.00%          $642,493,995.72
            (cost $573,490,527)


            See accompanying notes